American Lawyers
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(852) 2514-7600

Facsimile: (852) 2869-7694

Direct Dial Number	E-Mail Address
+852 2514-7650	clin@stblaw.com
November 19, 2010
VIA EDGAR
Mr. John Harrington, Staff Attorney
Ms. Celeste M. Murphy, Legal Branch Chief
Mr. Larry Spirgel, Assistant Director
Ms. Claire Delebar, Staff Accountant
Mr. Terry French, Accountant Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Focus Media Holding Limited Annual Report on Form 20-F filed on June 29, 2010, amended on July 16, 2010, September 7, 2010 and November 5, 2010 (file no. 00-51387)
Dear Mr. Harrington, Ms. Murphy, Mr. Spirgel, Ms. Delebar and Mr. French:
     We write on behalf of our client, Focus Media Holding Limited, a company organized under the laws of the Cayman Islands (the “Company” or “Focus Media”) with reference to the comment letter, dated November 15, 2010, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced annual report on Form 20-F.
     The Company is requesting additional time to respond to the Staff’s comments as the Company and its advisors are now engaged in the process of preparing the Company’s third quarter financial results, which will be announced on November 22, 2010. The Company respectfully requests this extension to allow the Company sufficient time to coordinate among all of the relevant parties so that it may provide comprehensive responses to the Staff’s comments. Accordingly, the Company undertakes to file the revised Form 20-F
Leiming Chen         Philip M.J. Culhane         Chris Lin         Sinead O’Shea         Jin Hyuk Park         Youngjin Sohn          Kathryn King Sudol
Resident Partners
Admitted in New York

New York	Beijing	Los Angeles	London	Palo Alto	São Paulo	Tokyo	Washington, D.C.
simpson thacher & bartlett llp is a registered limited liability partnership established under the laws of the state of new york. the personal liability of our partners is limited to the extent provided in such laws.
additional information is available upon request or at www.simpsonthacher.com along with its responses to the Staff’s comments during the week of December 6, 2010. The Staff’s understanding and accommodation in this request would be greatly appreciated.
*          *          *
     If you have any question, please do not hesitate to contact me at +852 2514-7650, or my colleague Daniel Fertig at +852 2514-7660.
Very truly yours,
/s/ Chris Lin
Chris Lin

cc:	Kit Leong Low, Chief Financial Officer Alex Deyi Yang, General Manager Focus Media Holding Limited